Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Christopher Harrison KCSA Strategic Communications (212) 896-1214 / 1267 jcorbin@kcsa.com / charrison@kcsa.com

Tikcro to Proceed with CTLA4 and PD1 Antibody Generation Plan

--Aims to accelerate pre-clinical development of functional antibodies--

Tel Aviv, Israel, June 15, 2015 - Tikcro Technologies Ltd. (OTCQB: TIKRF) today announced that it will proceed with a pre-clinical plan for the generation and verification of new antibodies targeting the modulation of CTLA4 and PD1 cancer checkpoints.

Based on a novel approach, it is expected that such new antibodies will be generated and validated throughout 2015. These antibodies are expected to have greater specificity and binding qualities over existing antibodies.

CTLA4 and PD1 are acknowledged as key elements for harnessing a patient’s own immune system in cancer treatments. Antibodies targeting these checkpoints were approved for clinical use. Interim clinical results show strong synergistic benefit for a combination treatment of such antibodies.

Aviv Boim, CEO of Tikcro Technologies Ltd., commented: "Our plan directs the Company towards the development of new immuno-oncology antibody agents. We are promoting an innovative approach that aims to significantly accelerate and bring precise functional immune checkpoint antibodies from the design stage to clinical trials.”

Worldwide revenues for antibodies addressing these two checkpoints were $1.3 billion in 2014 and revenue estimates for 2015 are approximately $3.0 billion. Recent approvals of additional clinical indications and synergistic clinical effects for a combination treatment drive this expected increase.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. The Company is currently engaged with development of certain antibodies, selected and verified in pre-clinical trials with a focus on antibodies binding to cancer immune checkpoints PD1 and CTLA-4.

For more information about the Company, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, the development, testing, regulatory approval and commercialization, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.